FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                        12 November 2002


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding the company's obligation to file a Holding(s) in Company sent to the London Stock Exchange on 12 November 2002




                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
mmO2 plc

2. Name of shareholder having a major interest
The Capital Group Companies Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Capital International Limited:

Registered Name                       Number of Shares

State Street Nominees Limited                3,504,250
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees                   77,237,959
Bank of New York
3 Birchin Lane
London
EC3V 9BY

Chase Nominees Ltd                          54,412,400
Woolgate House
Coleman Street
London EC2P 2HD

Midland Bank plc                             1,987,200
5 Lawrence Hill
Poutney Hill
London EC4R OE

Bankers Trust                               36,866,342
59 1/2 Southmark Street
2nd Floor
London SE1 OHH

Barclays Bank                                1,140,700
Barclays Global Securities Services
8 Angel Court
London EC2R 7HT

Citibank London                                800,000
11 Old Jewry
London EC2R 8D8

Morgan Guaranty                              5,515,200
83 Pall Mall
London SW1Y 5ES

Nortrust Nominees                           33,802,728
155 Bishopsgate
London EC2M 3XS

State Street Bank & Trust Co                 3,733,000

Deutsche Bank AG                            11,597,230
23 Great Winchester Street
London EC2P 2AX

HSBC Bank plc                               13,973,293
Securities Services
Mariner House
Pepys Street
London EC3N 4DA

Mellon Bank NA                               4,385,032
London Branch
London

Northern Trust AVFC                          1,833,200
South Africa

KAS UK                                         350,400
Kass Associate
PO Box 178
1000 AD Amsterdam

Mellon Nominees (UK) Ltd                     1,000,000
150 Buchanan Street
Glasgow G1 2DY

Bank One London                              2,797,800

Clydesdale Bank plc                            262,000

Northern Trust                               3,113,143
C/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS


Capital International S.A.:

Bank of New York Nominees                      660,900
Bank of New York
3 Birchin Lane
London EC3V 9BY

Chase Nominees Limited                       4,969,000
Woolgate House
Coleman Street
London EC2P 2HD

Midland Bank plc                               140,400
5 Laurence
Poutney Hill
EC4R OE

Royal Bank of Scotland                       3,600,200
Regents House
42 Islington High Street
London N1 8XL

Lloyds Bank     461,000
Central Settlement Section
Branches Stock Office
34 Threadneedle Street
London

Vidacos Nominees Ltd                         1,002,000
Citibank NA
Lewisham House
25 Molesworth Street
London SE13 7EX

Deutsche Bank AG                               417,600
23 Great Winchester Street
London
EC2P 2AX


Capital International, Inc.:

State Street Nominees Limited               17,130,500
Canary Wharf
27th floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees                    4,165,665
Bank of New York
3 Birchin Lane
London EC3V 9BY

Chase Nominees Limited                      23,504,824
Woolgate House
Coleman Street
London EC2P 2HD

Nortrust Nominees                            2,854,900
155 Bishopsgate
London EC2M 9XS

State Street Bank & Trust Co.                1,522,394

Citibank                                       296,200

Citibank NA                                  1,947,000
Toronto

Chase Manhattan Nominee Ltd                    142,900
Australia

HSBC Bank plc                                  391,100
Securities Services
Mariner House
Pepys Street
London EC3N 4DA

Deutsche Bank AG                               161,100
23 Great Winchester Street
London EC2P 2AX

Midland Bank plc                               149,100
5 Laurence
Poutney Hill
London EC4R 0E

Citibank                                       108,800
11 Old Jewry
London EC2R 8DB


Capital Research and Management Company:

State Street Nominees Limited               20,674,000
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Chase Nominees Limited                     355,500,000
Woolgate House
Coleman Street
London
EC2P 2HD


Capital Guardian Trust Company

State Street Nominees Limited               10,319,200
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Chase Nominees Limited                      40,799,500
Woolgate House
Coleman Street
London EC2P 2HD

Midland Bank plc                            12,331,600
5 Laurence
Poutney Hill
London EC4R 0E

Nortrust Nominees                           12,503,000
155 Bishopsgate
London EC2M 3XS

Mellon Nominees (UK) Limited                   999,000
150 Buchanan Street
Glasgow G1 2DY

ROY Nominees Limited                            74,600
71N Queen Victoria Street
London EC4V 4DE

Citibank NA                                     76,100
Toronto

State Street Bank & Trust Co                   177,800

MSS Nominees Limited                           151,900
Midland Bank plc
Mariner House
Pepys Street
London EC3N 4DA

Royal Bank of Scotland                          44,700
Regents House
42 Islington High Street
London N1 8XL

Citibank London                              1,585,800
11 Old Jewry
London EC2R 8DS

Bankers Trust                                4,811,400
59 1/2 Southmark Street
2nd Floor
London SE1 0HH

BT Globenet Nominees Limited                 1,012,700
1 Appold Street
Broadgate
London EC2A 2HE

Bank of New York Nominees                    2,019,200
Bank of New York
3 Birchin Lane
London EC3V 9BY

Barclays Bank                                  935,400
Barclays Global Securities Services
8 Angle Court
London EC2R 7HT

HSBC Bank plc                                   15,300
Securities Services
Mariner House
Pepys Street
London EC3N 3DA


5. Number of shares / amount of stock acquired
74,804,000

6. Percentage of issued class
0.87%

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary shares of 0.1p each

10. Date of transaction
8 November 2002 - Date of Section 198 Notification

11. Date company informed
12 November 2002

12. Total holding following this notification
785,968,660

13. Total percentage holding of issued class following this notification
9.07%

14. Any additional information
Notification in respect of section 198 Companies Act 1985

15. Name of contact and telephone number for queries
Deborah Russell, 01753 628096

16. Name and signature of authorised company official responsible for making this notification
Deborah Russell

Date of notification
12 November 2002



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 12 November 2002                     By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary